UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

SMG Indium Resources Ltd.
(Name of Issuer)

Common Stock Purchase Warrants
Common Stock

(Title of Class of Securities)

78454K110
78454K102
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78454K110, 78454K102

1	NAME OF REPORTING PERSON Raging Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 892,958 Warrants 2,118,583 Shares of Common Stock(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 892,958 Warrants 2,118,583 Shares of Common Stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,958 Warrants 2,118,583 Shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% of the Outstanding Warrants 21.8% of the Outstanding Shares of Common Stock(1)
14	TYPE OF REPORTING PERSON PN

(1)           Consist of (a) 1,225,625 shares of Common Stock and (b) 892,958 shares of Common Stock issuable upon the exercise of Warrants owned by Raging Capital Fund.

CUSIP NO. 78454K110, 78454K102

1	NAME OF REPORTING PERSON Raging Capital Fund (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,074,384 Warrants 3,816,101 Shares of Common Stock(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,074,384 Warrants 3,816,101 Shares of Common Stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,384 Warrants 3,816,101 Shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9% of the Outstanding Warrants 38.5% of the Outstanding Shares of Common Stock(1)
14	TYPE OF REPORTING PERSON PN

(1)           Consist of (a) 2,741,717 shares of Common Stock and (b) 1,074,384 shares of Common Stock issuable upon the exercise of Warrants owned by Raging Capital Fund QP.

CUSIP NO. 78454K110, 78454K102

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,967,342 Warrants(1) 5,934,684 Shares of Common Stock(2)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,967,342 Warrants(1) 5,934,684 Shares of Common Stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,342 Warrants(1) 5,934,684 Shares of Common Stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1% of the Outstanding Warrants(1) 55.0% of the Outstanding Shares of Common Stock(2)
14	TYPE OF REPORTING PERSON OO

 (1)           Consist of 1,967,342 Warrants owned collectively by Raging Capital Fund and Raging Capital Fund QP.

(2)           Consist of (a) 3,967,342 shares of Common Stock owned collectively by Raging Capital Fund and Raging Capital Fund QP and (b) 1,967,342 shares of Common Stock issuable upon the exercise of Warrants owned collectively by Raging Capital Fund and Raging Capital Fund QP.

CUSIP NO. 78454K110, 78454K102

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,028 Warrants(1) 19,056 Shares of Common Stock(2)
	8	SHARED VOTING POWER 1,967,342 Warrants(a) 5,934,684 Shares of Common Stock(b)
	9	SOLE DISPOSITIVE POWER 7,028 Warrants(1) 19,056 Shares of Common Stock(2)
	10	SHARED DISPOSITIVE POWER 1,967,342 Warrants(a) 5,934,684 Shares of Common Stock(b)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,974,370 Warrants(1)(a) 5,953,740 Shares of Common Stock(2)(b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2% of the Outstanding Warrants(1)(a) 55.1% of the Outstanding Shares of Common Stock(2)(b)
14	TYPE OF REPORTING PERSON IN

(1)           Consist of 7,028 Warrants owned by Mr. Martin.

(2)           Consist of (a) 7,028 shares of Common Stock, (b) 7,028 shares of Common Stock issuable upon the exercise of Warrants owned by Mr. Martin, and (c) 5,000 shares of Common Stock issuable upon the exercise of Stock Options owned by Mr. Martin.

(a)           Consist of 1,967,342 Warrants owned collectively by Raging Capital Fund and Raging Capital Fund QP.

(b)           Consist of (a) 3,967,342 shares of Common Stock owned collectively by Raging Capital Fund and Raging Capital Fund QP and (b) 1,967,342 shares of Common Stock issuable upon the exercise of Warrants owned collectively by Raging Capital Fund and Raging Capital Fund QP.

CUSIP NO. 78454K110, 78454K102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the following securities (collectively, the “Securities”) of SMG Indium Resources Ltd. (the “Issuer”):

(a)	Common Stock Purchase Warrants (the “Warrants”) - Each Warrant entitles the holder to purchase one share of Common Stock at a price of $5.75.

(b)	Common Stock, par value $0.001 per share (the “Common Stock”).

Since the filing of the initial Schedule 13D, all shares of Common Stock and Warrants comprising Units owned by the Reporting Persons were separated from the Units.  Accordingly, the Reporting Persons no longer own any Units of the Issuer.

The Securities reported herein are subject to a certain lock-up agreement with the Issuer.  A copy of this agreement is attached as an exhibit to the initial Schedule 13D.  The address of the principal executive offices of the Issuer is 41 University Drive, Suite 400, Newtown, Pennsylvania 18940.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

(b)           The address of the principal office of each of the Reporting Persons is Ten Princeton Avenue, Rocky Hill, New Jersey 08553.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On January 5, 2012, Raging Capital Fund entered into a Stock Subscription Agreement with the Issuer (the “Raging Capital Fund Subscription Agreement”) pursuant to which Raging Capital Fund purchased 332,667 shares of Common Stock for a purchase price of $3.75 per share, or an aggregate purchase price of $1,247,501.25.  The 332,667 shares of Common Stock purchased by Raging Capital Fund were acquired with its working capital.

On January 5, 2012, Raging Capital Fund QP entered into a Stock Subscription Agreement with the Issuer (the “Raging Capital Fund QP Subscription Agreement”) pursuant to which Raging Capital Fund QP purchased 1,667,333 shares of Common Stock for a purchase price of $3.75 per share, or an aggregate purchase price of $6,252,498.75.  The 1,667,333 shares of Common Stock purchased by Raging Capital Fund QP were acquired with its working capital.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentages of Securities reported owned by the Reporting Persons is based upon 6,758,101 Warrants and 8,832,301 shares of Common Stock outstanding as of January 5, 2012.  Such number of Warrants and shares of Common Stock outstanding is based upon information the Reporting Persons obtained from the Issuer.

CUSIP NO. 78454K110, 78454K102

As of the close of business on January 6, 2012, Raging Capital Fund beneficially owned (a) 892,958 Warrants, constituting approximately 13.2% of the Warrants outstanding, and (b) 2,118,583 shares of Common Stock (consisting of 1,225,625 shares owned by Raging Capital Fund and 892,958 shares issuable upon the exercise of Warrants owned by Raging Capital Fund), constituting approximately 21.8% of the shares of Common Stock outstanding.  By virtue of their relationships with Raging Capital Fund discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Securities owned by Raging Capital Fund.

As of the close of business on January 6, 2012, Raging Capital Fund QP beneficially owned (a) 1,074,384 Warrants, constituting approximately 15.9% of the Warrants outstanding, and (b) 3,816,101 shares of Common Stock (consisting of 2,741,717 shares owned by Raging Capital Fund QP and 1,074,384 shares issuable upon the exercise of Warrants owned by Raging Capital Fund QP), constituting approximately 38.5% of the shares of Common Stock outstanding.  By virtue of their relationships with Raging Capital Fund QP discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Securities owned by Raging Capital Fund QP.

As of the close of business on January 6, 2012, Mr. Martin beneficially owned (a) 7,028 Warrants, and (b) 19,056 shares of Common Stock (consisting of 7,028 shares owned by Mr. Martin, 7,028 shares issuable upon the exercise of Warrants owned by Mr. Martin, and 5,000 shares issuable upon the exercise of Stock Options owned by Mr. Martin).  Together with the Securities beneficially owned by the Raging Funds that Mr. Martin may also be deemed to beneficially own, Mr. Martin’s aggregate beneficial ownership of Securities is as follows: (y) 1,974,370 Warrants, constituting approximately 29.2% of the Warrants outstanding, and (z) 5,953,740 shares of Common Stock, constituting approximately 55.1% of the shares of Common Stock outstanding.

(b)           Each of the Raging Funds shares with Raging Capital and Mr. Martin the power to vote and dispose of the Securities directly owned, respectively, by the Raging Funds.  Mr. Martin has the sole power to vote and dispose of the Securities directly owned by Mr. Martin.

(c)           See Item 3 for a description of all transactions in the Securities during the past sixty days by the Reporting Persons.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Securities reported herein that are not directly owned by such Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

See Item 3 for a description of the Raging Capital Fund Subscription Agreement and the Raging Capital Fund QP Subscription Agreement, copies of which are attached as exhibits hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Stock Subscription Agreement, dated as of January 5, 2012, by and between SMG Indium Resources Ltd. and Raging Capital Fund, LP.

99.2	Stock Subscription Agreement, dated as of January 5, 2012, by and between SMG Indium Resources Ltd. and Raging Capital Fund (QP), LP.

99.3	Power of Attorney.

CUSIP NO. 78454K110, 78454K102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2012

Raging Capital Fund, LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Attorney-in-fact for William C. Martin, Managing Member

Raging Capital Fund (QP), LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Attorney-in-fact for William C. Martin, Managing Member

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Attorney-in-fact for William C. Martin, Managing Member

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin